Exhibit 21

Subsidiaries of the Registrant

Parent

Norwood Financial Corp

Subsidiaries	State or Other Jurisdiction of Incorporation	Percentage Ownership

Wayne Bank	Pennsylvania	100%

Subsidiaries of Wayne Bank

Norwood Investment Corp.	Pennsylvania	100%
WCB Realty Corp.	Pennsylvania	100%
WTRO Properties, Inc.	Pennsylvania	100%